The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02 MAR 13 AM 8:54

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

02015794

By Airmail

25th February, 2002.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 19th February 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 25th February 2002, confirming that Threadneedle Asset Management Ltd, on behalf of Zurich Financial Services and its Group, no longer has a notifiable interest in EMI Group plc Ordinary Shares of 14p each;

Yours faithfully,

PROCESSED
MAR 27 2002
THOMSON
FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Enc.

dw 3/13

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

25th February, 2002.

AVS Security No: 506686

Dear Sirs,

EMI Group plc - Notification of Major Interests in Shares

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Threadneedle Asset Management Ltd, in a fax dated 25th February 2002, that Zurich Financial Services and its Group has ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary